ОАО "ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

ул. Карасунская, 66, г. Краснодар, Россия 350000
телефон (861)253-20-56, факс (861)253-25-30
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru

Расчетный счет ______________________
Кор.счет ______________________
БИК ______________________
ИНН 2308025192, ОГРН 1022301172112
ОКВЭД 64.20, ОКПО 01151037

от 25.07.2007г. № 10.3.1/06-3347

на № ____________ от ____________

[redacted]

07025854

SECURITIES AND EXCHANGE
COMMISSION OF THE UNITED STATES
OF AMERICA

450 Fifth Street, NW Washington, DC 20549,
United States

SEC MAIL PROCESSING SECTION
RECEIVED
AUG - 1 2007
WASH. D.C.
186

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 333-86928):

1. Notification on the material fact.

Please find 1 page enclosed.

PROCESSED
AUG 14 2007
THOMSON
FINANCIAL

A. A. Dobryakov,
Deputy Director General –
Director for Economics and Finance
"Southern Telecommunications Company" PJSC

Notification on the material fact
«Data on the stages of the securities issue procedure»

1. General	
1.1. Full registered name of the Issuer	***Public Joint-Stock Company "Southern Telecommunications Company"***
1.2. Abbreviated registered name of the Issuer	***"UTK" PJSC***
1.3. Place of the Issuer's business	***66, Karasunskaya Street, Krasnodar, 350000***
1.4. Basic state registration number of the Issuer	***1022301172112***
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	***2308025192***
1.6. Unique Issuer's code assigned by the registering authority	***00062-A***
1.7. URL of the Internet page used by the Issuer for information disclosure	***http://www.stcompany.ru***

2. Substance
2.1. Data on the state registration of the Report on the results of the securities' issue. 2.1.1. Type, category, series and other identification characteristics of securities. ***Series 05 non-convertible interest-bearing documentary pay-to-bearer bonds with obligatory centralized custody (hereinafter referred to as the Bonds).*** 2.1.2. Maturity date (for bonds and options of the Issuer). ***The Bonds shall be retired on the 1,820th (one thousand eight hundred and twentieth) day from the starting date of the bonds placement.*** ***If the maturity date happens to be week-end, national holiday or any other day-off for settlement operations, the due sum shall be paid out on the first business day after the day-off. The Holder of the Bonds is not entitled to claim any compensation for such delay of payment.*** ***The starting and final dates of the Bonds' face value retirement coincide.*** 2.1.3. The state registration number of the securities issue and the date of registration by the state: ***4-09-00062-A dated as of 18 May 2007*** 2.1.4. Name of the registering authority that effected the state registration of the securities issue: ***Federal Service for Financial Markets*** 2.1.5. Number of the placed securities and face value of each security of the issue ***2, 000, 000 (two million) Bonds with face value of 1,000 (one thousand) rubles each.*** 2.1.6. The number of actually placed securities: ***100% of total number of the bonds of the issue*** 2.1.7. Form of the bond placement ***Public subscription*** 2.1.8. Date of actual start of the securities' placement (date of the first transaction resulting in the title to securities of the first owner): ***June 06, 2007*** 2.1.9.. Date of actual completion of the securities' placement: (date of making the last receipt entry for the securities first owner personal account (custody account) in the system registering titles to securities of the issue (extra issue) or the date of the issue of the last certificate for documentary securities of the issue (extra issue) not subject to centralized custody): ***June 06, 2007*** 2.1.10. Date of the state registration of the Report on the results of the securities issue: ***10 July 2007*** 2.1.11. Name of the registering authority that effected the state registration of the Report on the results of the securities issue: ***Federal Service for Financial Markets of Russia (FSFR of Russia)*** 2.1.12. Fact of the state registration of the Offering Circular at the same time with the state registration of the securities issue: ***At the same time with the state registration of the securities issue, the Offering Circular was also registered by the state on 18 May 2007*** 2.1.13. In case the Securities Offering Circular is registered, procedure of providing access to the

information contained in the Report on the results of the securities issue.

Within 2 (two) days from the date of disclosing information on the state registration of the Report on the results of the securities issue on the Internet site of the registering authority or from the date of written notification on the state registration of the Report on the results of the securities issue received by the Issuer from the registering authority by mail, fax, e-mail or delivered against a signature of receipt, depending on which of the indicated dated comes first, the Issuer shall publish the texts of the registered Report on the results of the securities issue on the Web-page at http://www,stcompany.ru. The text of the registered Report on the results of the securities issue shall be accessible in the Internet till the expiry of at least 6 (six) months from the date of its publishing in the Internet.

The Issuer shall also ensure access to the information contained in the registered Report on the results of the securities issue by providing to all interested parties the possibility of getting familiarized with the registered Report on the results of the securities issue and get copies of the said document at the following addresses:

"UTK" PJSC

Location: ***66. Karasunskaya Str., Krasnodar, 350000***

Tel.: ***(861) 253-20-56***

Fax: ***(861) 253-25-30***

OJSC AKB "Svyaz-bank"

Location: ***7, Tverskaya Str., Moscow, 125375, Russia***

Tel.: ***(495) 771-32-60***

Fax: ***(495) 975-24-66***

The Issuer must provide the copies of the specified documents to the Bond owners and to other interested parties upon their demand for a fee not exceeding the expenses for duplication of such copies within 7 (seven) days from the date the demand is presented.

2.1.14. In case the Report on the results of the securities issue has been signed by a financial consultant in the securities market, full and abbreviated registered names and location of the financial consultant in the securities market:

Full registered name: Closed Joint –Stock Company Commercial Bank "Russian Industrial Bank".

Abbreviated registered name: CJSC "Russian Industrial Bank".

Location: building 1, 40, Schepkin Street, Moscow, 129110, Russia

3. Signature		
3.1. Deputy General Director – Director for Economics and Finance	(Signature)	A. A. Dobryakov
3.2. Date " 11 " July 20 07	Official seal	

END